Via EDGAR

February 28, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Westmoreland Resource Partners, LP
Schedule 13E-3 filed by Westmoreland Coal Company Asset Corporation and Westmoreland Coal Company
Filed February 13, 2019
File No. 005-85797

Schedule TO
Filed February 13, 2019
Filed by Westmoreland Coal Company Asset Corporation and Westmoreland Coal Company
File No. 005-85797

This letter sets forth the responses of Westmoreland Coal Company Asset Corporation and Westmoreland Coal Company (together, “we,” “our,” “WCC” or the “Company”) to the comment letter, dated February 22, 2019 (the “Comment Letter”), of the staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance (the “Staff”) with respect to the Schedule TO-T/13E-3 (as amended, the “Schedule TO-T/13E-3”) initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 13, 2019.

In connection with this response to the Comment Letter, we are filing with the Commission Amendment No. 1 to the Schedule TO-T/13E-3 (the “Amendment”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the offer to purchase, attached as Exhibit (a)(1)(A) to the Schedule TO-T/13E-3 (the “Offer to Purchase”).

Schedule 13E-3

1.

We note on page 4 and elsewhere in the offer document that the offer was subject to negotiations among WCC, WMLP and their respective secured lender groups. Please provide us your detailed legal analysis as to whether any party to the negotiations should be a filing person in Schedule 13E-3 or a bidder in the tender offer. For guidance, on the tender offer aspects, refer to Rule 14d-1(g)(2), which defines the term “bidder” as “any person who makes a tender offer or on whose behalf a tender offer is made,” and Section II.D.2 of the Division of Corporation Finance’s “Current Issues and Rulemaking Project Outline” (November 14, 2000; available on our web site at www.sec.gov). Note also that each filing person must independently satisfy the filing, dissemination and disclosure requirements of Schedule TO and Schedule 13E-3.

RESPONSE:

We respectfully advise the Staff that none of the lenders party to the negotiation of the comprehensive resolution of matters between us, WMLP and our respective secured lender groups have been identified or included as a bidder (as defined in Rule 14d-1(g)(2) of Regulation 14D) in the Offer or included as a filing person in Schedule 13E-3 because we have concluded that neither is a person making the Offer or on whose behalf the Offer is made and because no Lender Party is our affiliate. Our secured lender group is comprised of certain of our creditors under our debtor-in-possession credit agreement, our prepetition first lien term loan facility, and/or our prepetition first lien notes (the “WCC Secured Lenders”). WMLP’s secured lender group is comprised of certain holders of claims under its prepetition first lien term loan facility (the “WMLP Secured Lenders” and collectively with the WCC Secured Lenders, the “Lender Parties” and each, a “Lender Party”). In reaching this conclusion, the Company considered, among other things, the Staff’s analysis and interpretive position set forth in Section II.D.2 of the Commission’s Division of Corporation Finance Current Issues and Rulemaking Projects (November 14, 2000), as updated (the “CIRP”), which describes the factors the Staff will consider in connection with determining the “bidder” in a tender offer. In determining that none of Lender Parties or any other entity should be included as a bidder, the Company considered the following relevant factors outlined in CIRP.

None of the Lender Parties played a significant role in initiating, structuring and negotiating the Offer.

We initiated the Offer and structured and negotiated the material terms of the Offer with the assistance of WMLP. The primary purpose of the Offer is to allow holders of the outstanding common units representing limited partner interests of WMLP (the “Common Units”) to avoid or reduce potential allocations of taxable income and loss, including potentially substantial cancellation of debt income (“CODI”) within the meaning of Section 61(a)(12) of the Internal Revenue Code of 1986, as amended, that could result from the resolution of WMLP’s bankruptcy process. The Offer is part of a settlement resolving intercompany matters between WCC and WMLP. While the WCC Secured Lenders played a role in the negotiations and approval of the settlement as a whole, the specific terms of the Offer were not dictated by either of the Lender Parties, nor does the Offer provide a benefit to the Lender Parties. The specific terms of the Offer were the result of arm’s-length negotiations between the parties and their respective advisors, with each party having different interests. Our interests were, among other things, to resolve the intercompany claims among the Company and WMLP as part of our and WMLP’s bankruptcy cases and WMLP’s interests were to potentially avoid certain CODI for its unitholders. The Lender Parties’ interests in the Offer were only to ensure the orderly administration of the bankruptcy cases and a potential consensual resolution of the bankruptcy cases.

None of the Lender Parties is acting together with the named bidder.

As disclosed in the Offer to Purchase, only we are making the Offer and soliciting participation in the Offer, and none of the Lender Parties is responsible for the accuracy of the information in the Schedule TO. Instead, we established the terms of the Offer after negotiation with WMLP, drafted the Offer documentation and structured the Offer. We are implementing the Offer. We are disseminating the Offer documentation through our agents and payment will be made by us. In addition, all questions related to the Offer are directed to us and our agents.

None of the Lender Parties controlled the terms of the Offer.

As described above and in the supplemented Offer to Purchase, the terms of the Offer were the product of separate arm’s-length negotiations between us and WMLP, and were not dictated by, and are not controlled by, any Lender Party. All decisions in respect of the terms of the Offer will be made and will continue to be made by our board of directors (the “Board”). We solely control the terms of the Offer and no other entity has any ability to waive or modify any terms of the Offer.

None of the Lender Parties is providing financing for the Offer.

Upon the consummation of the Offer, we will pay for all of the Common Units tendered thereunder with cash on hand. The Offer is not being financed.

None of the Lender Parties currently control us or will control us following the consummation of the Offer.

Our Board controls our direction and management. None of the Lender Parties currently has or has had any representatives or designees on our Board or as members of our management. None of the Lender Parties has, either directly or indirectly, any contractual rights to control our management or direction. Although the WCC Secured Lenders will likely hold a significant percentage of our equity following the completion of our ongoing bankruptcy proceedings, timing of the consummation of our bankruptcy plan and our emergence from bankruptcy are unknown at this time.

None of the Lender Parties formed the bidders or cause them to be formed.

We were not formed by any Lender Party. Westmoreland Coal Company was formed more than 150 years ago and has substantive operations and Westmoreland Coal Company Asset Corporation was incorporated by us in February 2018 for purposes related to the filing of our bankruptcy proceedings and has had no corporate operations since incorporation.

None of the Lender Parties will beneficially own the securities purchased by the Company.

Following the consummation of the Offer, we will own the Common Units tendered in the Offer. Any ownership of equity interests of WMLP by any Lender Party will occur in connection with the resolution of our bankruptcy proceedings following the consummation of the Offer.

For the reasons set forth above, it is respectfully submitted that none of the Lender Parties should be identified or included as bidders in the Offer or included as filing persons in the Schedule 13E-3, and, accordingly, there are no other persons that need to be included as bidders or filing persons. Please also note that we have provided updated disclosure in the Offer to Purchase under the caption “Special Factors—Background of the Offer” to clarify the role the Secured Lenders played in the Offer.

2.

Please revise your disclosure throughout the offer document to provide all of the disclosure required by Schedule 13E-3. We note, for example, that: (i) you did not address the disclosure required by Item 1006(c)(1)-(8), Item 1013(b), Item 1014(b), (d) and (f) and the instructions therein, each in Regulation M-A; (ii) the background of the transactions does not describe any period prior to October 2018 and does not describe any board discussions or the negotiations among WCC, WMLP and their respective secured lender groups; and, (iii) you have not disclosed how you arrived at the offer price.

RESPONSE:

We respectfully advise the Staff that:

•

the discussion in the Offer to Purchase under the captions “Special Factors—Background of the Offer”, “Special Factors—Plans for WMLP after the Offer”, “The Offer—Possible Effects of the Offer on the Market for Common Units; Stock Exchange Listing(s); Registration Under the Exchange Act; Margin Regulations—Stock Exchange Listing” and “The Offer—Possible Effects of the Offer on the Market for Common Units; Stock Exchange Listing(s); Registration Under the Exchange Act; Margin Regulations—Registration Under the Exchange Act” has been amended and supplemented to include additional disclosure pursuant to the requirements of Item 1006(c) of Regulation M-A;

•

the discussion in the Offer to Purchase under the captions “Special Factors—Background of the Offer” and “Special Factors—Purpose of and Reasons for the Offer; Consideration of Alternatives” has been amended and supplemented to include additional disclosure pursuant to the requirements of Item 1013(b) of Regulation M-A;

•

the discussion in the Offer to Purchase under the captions “Special Factors—Background of the Offer”, “Special Factors—The Position of WCC Regarding the Fairness of the Offer”, “The Offer—Possible Effects of the Offer on the Market for Common Units; Stock Exchange Listing(s); Registration Under the Exchange Act; Margin Regulations—Stock Exchange Listing” and “The Offer—Possible Effects of the Offer on the Market for Common Units; Stock Exchange Listing(s); Registration Under the Exchange Act; Margin Regulations—Registration Under the Exchange Act” has been amended and supplemented to include additional disclosure pursuant to the requirements of Item 1014(b), (d), and (f) of Regulation M-A and the instructions therein;

•

the discussion in the Offer to Purchase under the caption “Special Factors—Background of the Offer” has been amended and supplemented to include further description of the background of the transaction, including the period prior to October 2018 and board discussions and negotiations among WCC, WMLP and their respective secured lender groups; and

•

the discussion in the Offer to Purchase under the captions “Introduction”, “Special Factors—Background of the Offer” and “Special Factors—Purpose of and Reasons for the Offer; Consideration of Alternatives” has been amended and supplemented to include further description of how the offer price was determined.

3.	On a related note and in light of the comments in this letter, please tell us the consideration you give to re-disseminating your offer document with revised disclosure.

RESPONSE:

We respectfully advise the Staff that while the Schedule TO-T/13E-3 and Offer to Purchase have been amended in response to the Comment Letter, we do not believe that such addition is material to the decision by WMLP unitholders whether to tender their Common Units in the Offer. Accordingly, we do not believe that the changes to the Schedule TO-T/13E-3 in the Amendment require dissemination of new offering materials.

Schedule TO

Offer to Purchase

Cover Page

4.

Please review the definition of the term “business day” that is codified in Rule 14d-(g)(3) given that it governs the meaning of the term when used in Rule 14e-1(a). Given the federal holiday that occurred on Monday, February 18, 2019, it appears as though the tender offer will have been open for less than twenty business days as defined under that rule at the time of expiration. Please revise or advise.

RESPONSE:

We respectfully acknowledge the Staff’s comment and have reviewed Rule 14d-1(g)(3) and Rule 14e-1(a) of Regulation 14D. In response to the Staff’s comment, the Company has extended the expiration of the Offer from 11:59 p.m. on March 13, 2019 to one minute after 11:59 p.m. on March 13, 2019. This change is reflected in the Amendment.

The Offer

Summary Consolidated Financial Information, page 26

5.	Please disclose the book value of the units. See Item 1010(c)(5) of Regulation M-A.

RESPONSE:

We respectfully advise the Staff that the discussion in the Offer to Purchase under the caption “The Offer—Certain Information Concerning WMLP—Summary Consolidated Financial Information” has been revised to disclose the book value of the Common Units in accordance with Item 1010(c)(5) of Regulation M-A.

Conditions to the Offer, page 30

6.	Revise your disclosure to describe the approval needed from the bankruptcy court, the status of such approval and what your actions are in that respect.

RESPONSE:

We respectfully advise the Staff that on February 28, 2018, the Bankruptcy Court entered an order approving the intercompany settlement agreement, pursuant to which WCC was authorized and directed to close the Offer as part of its obligations arising under the intercompany settlement. We have included this discussion in the Offer to Purchase under the caption “Special Factors—Background of the Offer” and have revised “Introduction”, “The Offer—Conditions to the Offer” and “The Offer—Certain Legal Matters; Regulatory Approvals” to acknowledge receipt of the Bankruptcy Court approval.

7.

We note the language in the last paragraph in this section that your failure “at any time to exercise any of the foregoing shall not be deemed a waiver of any such right...” If an event triggers a listed offer condition, and you determine to proceed with the offer anyway, you have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, you should inform security holders how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

RESPONSE:

We respectfully acknowledge the Staff’s comment, and we confirm our understanding that when a condition to the Offer is triggered by events that occur during the Offer period and before the expiration of the Offer, we should inform security holders how we intend to proceed promptly, rather than waiting until the end of the Offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

8.

With respect to the same paragraph referenced immediately above, we note that the disclosure suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

RESPONSE:

We respectfully acknowledge the Staff’s comment and confirm our understanding that we may be required to extend the Offer and recirculate new disclosure to security holders depending upon the materiality of the waived condition and that we may not simply fail to assert a triggered condition of the Offer and effectively waive the condition without officially doing so.

Please direct any questions that you may have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Matthew R. Pacey of Kirkland & Ellis LLP at (713) 836-3786 or Michael P. Fisherman of Kirkland & Ellis LLP at (713) 836-3645.

Very truly yours,

WESTMORELAND COAL COMPANY

By:	/s/ Jennifer S. Grafton
Name: Title:	Jennifer S. Grafton Chief Legal Officer, Chief Administrative Officer and Secretary

cc:	Matthew R. Pacey, Kirkland & Ellis LLP
Michael P. Fisherman, Kirkland & Ellis LLP
Andrew C. Thomas, Jones Day